Tyco International plc
Unit 1202 Building 1000 City Gate
Mahon, Cork, Ireland
Tel: +353 21 423 5000

www.tyco.com

June 3, 2015

Carlos Pacho, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

RE:    Tyco International plc
Form 10-K for the fiscal year ended September 26, 2014
Filed November 14, 2014
Form 10-Q for the fiscal quarter ended March 27, 2015
Filed April 24, 2015
Response Dated May 4, 2015
File No. 001-13836

Dear Mr. Pacho:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 28, 2015 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K of Tyco International plc (referred to as “we,” the “Company” or “Tyco”) filed on November 14, 2014, Quarterly Report on Form 10-Q filed on March 27, 2015 and the Company’s Response Letter, dated April 24, 2015 to the Staff’s comment letter dated April 17, 2015.

Set forth in the pages that follow is the Company’s response to the Staff’s comment, as set forth in the Comment Letter. References to page numbers are to the Edgarized version of the applicable document. Should you have any questions concerning the accompanying materials, please contact Mr. Sam Eldessouky, Senior Vice President, Controller and Chief Accounting Officer of the Company at 609-720-4627.

Very truly yours,

/s/ ARUN NAYAR
Arun Nayar
Executive Vice President and Chief Financial Officer

Mr. Carlos Pacho
June 3, 2015

Copies to:

Tyco International plc
Sam Eldessouky, Senior Vice President, Controller and Chief Accounting Officer
Judith Reinsdorf, Executive Vice President and General Counsel

Deloitte & Touche LLP
Chris Cooper, Partner
Paul Krieger, Partner

Form 10-Q for the Fiscal Quarter Ended March 27, 2015

Liquidity and Capital Resources, page 55

1.
We note your response to comment 2 and your disclosure. Although you identified significant asbestos commitments impacting your liquidity, please expand to discuss your expected material changes in the mix and relative cost of your capital resources or anticipated sources of funds to fulfill such obligations. In this regard, we note that most of your cash, including expected proceeds from divestitures, appears to have been committed towards stock repurchases, dividends and acquisitions. Refer to Item 303(a)(2)(ii) of Regulation S-K.

In response to the Staff’s comments, we intend to update the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings with language that is substantially consistent with the following (language added to existing disclosure in bold underline):

“The primary source of funds to finance our operations and capital expenditures is cash generated by operations. In addition, we maintain a commercial paper program, have access to a $1 billion committed revolving credit facility, and have access to equity and debt capital from public and private sources. We continue to balance our operating, investing and financing uses of cash through investments and acquisitions in our core businesses, dividends and share repurchases. In addition, we believe our available cash, amounts available under our credit facility, commercial paper program and cash provided by operating activities will be adequate to cover our operational, capital and other business needs in the foreseeable future. To the extent it is necessary for us to finance our cash needs through the issuance of commercial paper, by accessing our committed revolving credit facility, or through other public or private sources, our cost of funding may increase depending on market conditions at the time of such borrowing.

As of March 27, 2015 and September 26, 2014, our cash and cash and cash equivalents, total debt, available amounts under committed credit facilities, and Tyco shareholders’ equity were as follows:

	As of
($ in millions)	March 27, 2015	September 26, 2014	Credit Availability as of March 27, 2015
Cash and cash equivalents	$432	$892	$—
Total debt (excluding Revolving Credit Facility)	2,010	1,463	—
Revolving Credit Facility	—	—	1,000
Total Tyco shareholders' equity	4,181	4,647	—
Total debt as a % of total capital	32.5%	23.9%	NA

Significant uses of capital that are expected in the near- to mid-term include expenditures for (i) capital expenditures and dealer investments in annual amounts expected to approximate 3% to 3.5% of total revenues, (ii) the funding of a Yarway asbestos trust in the amount of approximately $325 million during fiscal 2015 (see Note 11 to our unaudited Consolidated Financial Statements), (iii) the funding of potential tax liabilities or settlements (see Notes 6 and 11 to our unaudited Consolidated Financial Statements), including with respect to the divestiture of our ADT North Korea business, with respect to which the amounts and timing are uncertain, (iv) repayment of $258 million in principal amount of 3.375% public notes due in October 2015, and (v) dividend payments in an annual amount of approximately $345 million as of March 27, 2015. The Company intends to fund these capital uses through a combination of available cash, cash generated from operations, borrowing in the commercial paper market or under its revolving credit facility, and borrowing in public or private markets for debt securities. In addition, the Company intends, in its discretion, to pursue strategically important acquisitions and may repurchase its shares from time to time, in each case depending on a number of factors, including the Company’s strategic priorities, its financial condition and results of operations, the capital requirements of the Company’s businesses, industry and capital markets factors and other relevant factors.”